					Financial Institution Bond
					For Investment Companies

DECLARATIONS					FEDERAL INSURANCE COMPANY
					Incorporated under the laws of Indiana, a stock
Name of Assured:					insurance company, herein called the Company
JOHNSON MUTUAL FUNDS TRUST					One American Square 202 N Illinois Street,
Address of Assured:					Suite 2600
3777 W. FORK ROAD					Indianapolis, IN 46282
CINCINNATI, OH 45247					Bond Number: J06054596
Item 1.	Bond Period:		From:	November 1, 2023
			To:	November 1, 2024
At 12:01 A.M. local time at the Address of Assured.
Item 2.	Single Loss Limits Of Liability – Deductible Amounts:
			Insuring Clause		Single Loss Limit Of	Deductible Amount
					Liability
	1	.	Employee		$1,900,000	$0
	2	.	On Premises		$1,900,000	$25,000
	3	.	In Transit		$1,900,000	$25,000
	4	.	Forgery Or Alteration		$1,900,000	$25,000
	5	.	Extended Forgery		$1,900,000	$25,000
	6	.	Counterfeit Money		$1,900,000	$25,000
	7	.	Computer System Fraud		$1,900,000	$25,000
	8	.	Claims Expense		$25,000	$0
	9	.	Audit Expense		$100,000	$25,000
	10. Uncollectible Items Of Deposit				$1,900,000	$25,000
	11	.	Voice Initiated Funds Transfer		$1,900,000	$25,000
			Instruction

PF-52903D (08/21)

Financial Institution Bond
For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.
FEDERAL INSURANCE COMPANY

PF-52903D (08/21)

Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12,
2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)

Notice of Loss Control Services

Insuring Company: Federal Insurance Company
As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:
Directors and Officers Liability Loss Preventions – #14-01-0035
Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line
Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.
•	ChubbWorks.com
ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
•	Employment Practices Loss Prevention Guidelines Manual
Employment Practices Loss Prevention Guidelines - #14-01-0061
•	Loss Prevention Consultant Services
Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.
•	Public Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for
Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.
•	Private Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for
Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)

Fiduciary Liability Loss Prevention Services

• Fiduciary Liability Loss Prevention Manual
Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary
Liability Insurance #14-01-1019

Crime Loss Prevention Services

• Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

• Readings in Health Care Governance Manual
Readings in Health Care Governance -#14-01-0788
• ChubbWorks.com
ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
• Health Care D&O Loss Prevention Consultant Services
Health Care D& O Loss Prevention Consultant Services- #14-01-1164

--------------------
The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)

Notice to Policyholders

Insuring Company: Federal Insurance Company

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822.
Thank you for insuring through Chubb.

99-10-0460B (08/19)

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic
Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE
This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)

IMPORTANT NOTICE TO
POLICYHOLDERS

Social Engineering Tips

Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1	.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2	.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset
Team and the FBI’s assistance seeking return of the wire transfer.

3	.	Preserve records of the incident, including emails sent and received in their original electronic state.
Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4	.	Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1	.	Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2	.	Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3	.	Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)

U. S. Treasury Department’s Office

Of Foreign Assets Control (“OFAC”)

Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this
Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on
Presidential declarations of "national emergency". OFAC has identified and listed numerous:

l Foreign agents;
l Front organizations;
l Terrorists;
l Terrorist organizations; and
l Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States
Treasury's web site – http//www. treas. gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U. S. sanctions law or is a Specially Designated
National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB
Customer Support Service Department
436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462

PF-17993a (04/20)

Financial Institution Bond
For Investment Companies

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this
Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.		INSURING CLAUSES
1	.	Employee
Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.
2	.	On Premises
Loss of Property resulting directly from:
		a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or
		b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,
while the Property is lodged or deposited at premises located anywhere.
For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities.
Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.
3	.	In Transit
Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:
		a.	an armored motor vehicle, including loading and unloading thereof;
		b.	the custody of a natural person acting as a messenger of the Assured; or
		c.	the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:
(1) Written records;
(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or
(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.
4	.	Forgery Or Alteration
Loss resulting directly from the Assured having, in good faith:
		a.	transferred, paid, or delivered any Property; or
		b.	established any credit or given any value,
in reliance on any Written and Original:

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

			(1)	Negotiable Instrument (other than an Evidence of Debt);
			(2)	Acceptance;
			(3)	Withdrawal Order or receipt for the withdrawal of Property;
			(4)	Certificate of Deposit;
			(5)	Letter of Credit; or
			(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,
which
				i.	bears a Forgery; or
				ii.	is fraudulently materially altered.
For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
5	.	Extended Forgery
Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:
		a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:
			(1)	Certificated Security;
			(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;
			(3)	Evidence of Debt; or
			(4)	Instruction,
which
				i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;
				ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss;
or
				iii.	is lost or stolen;
		b.	guaranteed in writing or witnessed any signature on any:
			(1)	transfer;
			(2)	assignment;
			(3)	bill of sale;
			(4)	power of attorney; or
			(5)	endorsement upon any item listed in a.(1) through a.(4) above, but only to the extent that such guarantee or signature directly causes the loss; or
		c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit
Original directly causes the loss.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.
For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
6	.	Counterfeit Money
Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.
7	.	Computer System Fraud
Loss resulting directly from the:
		a.	withdrawal, transfer, payment, or delivery of Property; or
		b.	creation, deletion, debiting, or crediting of an account of the Assured or Customer, which results directly from a Network Intrusion.
8	.	Claims Expense
Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.
9	.	Audit Expense
Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring
Clause 1.
10	.	Uncollectible Items Of Deposit
Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
		a.	redemptions or withdrawals to be permitted;
		b.	shares to be issued; or
		c.	dividends to be paid,
from an account of an Assured.
As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of
Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.
11	.	Voice Initiated Funds Transfer Instruction
Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or
Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:
		a.	the Customer;
		b.	an Employee acting on instructions of such Customer; or

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

			c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer
Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.				GENERAL AGREEMENTS

	1	.		Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940,
as a result of:

			a.	the creation of a new Investment Company; or

			b.	an increase in the gross assets of Investment Companies covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to
Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

	2	.		Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.

The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

	3	.		Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the
Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the Company shall be in the name of the Assured through attorneys selected by the
Company. The Assured shall provide all reasonable information and assistance as required by the
Company for such defense.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.
If the Company declines to defend the Assured, no settlement without the prior written consent of the
Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the
Assured.
4	.	Representations Made By Assured
The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the
Application or otherwise, shall be grounds for rescission of this Bond.

III.		DEFINITIONS
As used in this Bond:
Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.
Assured means:
(1) the Investment Company listed under Name of Assured in the Declarations (the “first named
Assured”); or
(2) any other Investment Company listed in the Application.
Assured does not include any entity or organization that is not an Investment Company.
Assured’s Network means:
(1) the Assured’s Computer System; or
(2) an Electronic Communication System.
Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs
(such as salaries), attorneys’ fees, or expenses incurred by any customer.
Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of
Money with an engagement to repay it.
Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1) represented by an instrument issued in bearer or registered form;
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.
Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.
Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.
Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.
Custodian means the institution designated by an Assured to maintain possession and control of its assets.
Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer
Instruction.
Customer Communication System means an:
(1) online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or
(2) electronic mailing system hosted by the Assured or by a third party cloud service provider.
Director means any natural person duly elected or appointed:
(1) as an officer of the Assured;
(2) to the Assured’s board of directors; or
(3) as a trustee of the Assured.
Electronic Communication System means:
(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank
Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;
(2) Customer Communication System; or
(3) any communication system similar to those set forth in (1) and (2) of this definition in which the
Assured participates,
allowing for the input, output, examination, or transfer of electronic instructions into or from the
Assured’s Computer System.
Employee means any natural person:
(1) while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;
(2) Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;
(3) intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;
(5)	employee of the Assured’s contracted:
	a.	investment advisor;
	b.	underwriter (distributor);
	c.	transfer agent;
	d.	shareholder accounting record-keeper; or
	e.	fund administrator,
while performing acts for the Assured in the capacity of an Employee;
(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or
(7)	Processor, but only while such Processor is performing services and not:
	a.	creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or
	b.	acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.
Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the
Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the
Conditions and Limitations, against any such employer.
Employee does not include:
(1)	any employee of a fund administrator for any employee benefit plan; or
(2)	any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:
	a.	not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an
Assured or of the investment advisor or underwriter (distributor) of such Assured; or
	b.	a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.
Forgery means:
(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or
(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,
provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.
Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

(1) a description of the issue of which the Uncertificated Security is a part;
(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;
(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and
(4) the date the transfer, pledge or release was registered.
Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
Investment Company means any entity registered under the Investment Company Act of 1940.
Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United
States of America.
Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the
Investment Company Act of 1940.
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.
Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
Negotiable Instrument means any writing:
(1) signed by the maker or drawer;
(2) containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
(3) payable on demand or at a definite time; and
(4) payable to order or bearer.
Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century
Act, and shall be treated the same as the Original it replaced.
Network Intrusion means the:
(1) unauthorized access; or
(2) entry of an unauthorized application or software program, into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.
Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.
Processor means an employee of any entity authorized by the Assured to perform data processing of the
Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.
Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument;
Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit;
insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.
Property does not include electronic data or Cryptocurrency.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Securities means either Certificated Securities or Uncertificated Securities.
Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:
(1) any one act of burglary, robbery or attempt at either, in which no Employee is implicated;
(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;
(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or
(4) any one event not specified in (1), (2) or (3) of this definition.
Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;
(2) of a type commonly dealt in on securities exchanges or markets; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:
(1) made over a telecommunications device; and
(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a
Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated
therein.
Written means expressed through letters or marks placed upon paper and visible to the eye.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.			EXCLUSIONS
1	.		General Exclusions – Applicable To All Insuring Clauses
This Bond does not cover loss resulting directly or indirectly from:
		a.	riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;
		b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;
		c.	the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or
Customer as of the discovery of such covered loss;

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
e.	all costs, fees and expenses incurred by the Assured:
(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or
(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this
Bond;
f.	indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This
Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;
g.	any violation by the Assured or by any Employee:
(1)	of any law regulating:
i.	the issuance, purchase or sale of securities;
ii.	securities transactions on security or commodity exchanges or the over the counter market;
iii.	investment companies; or
iv.	investment advisors; or
(2)	of any rule or regulation made pursuant to any such law;
h.	the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;
i.	fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;
j.	liability resulting from disclosure of or acting on material nonpublic information;
k.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;
l.	the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;
m.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;
n.	a threat or series of threats to:
(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or
(2)	modify, damage, destroy, delete, or corrupt any application or software program within the
Assured’s Computer System;
o.	costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

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Financial Institution Bond
For Investment Companies

		p.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer
System;
		q.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or
		r.	Cryptocurrency.
2	.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1
This Bond does not cover loss resulting directly or indirectly from:
		a.	the acts of an Employee, except for loss covered under:
(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or
(2) Insuring Clause 11;
		b.	the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;
		c.	payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;
		d.	any Uncertificated Security, except for loss covered under Insuring Clause 7;
		e.	the loss of Property while:
(1) in the mail;
(2) in the custody of a Transportation Company, except for loss covered under Insuring Clause 3;
or
(3) located on the premises of an armored motor vehicle operator;
		f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;
		g.	the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring
Clause 2;
		h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;
		i.	the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;
		j.	Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;
		k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or
		l.	the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

3	.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5
This Bond does not cover loss resulting directly or indirectly from:
		a.	the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause
7 ;
		b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7; or
		c.	any counterfeit, except for loss covered under Insuring Clause 6.
4	.	Specific Exclusions – Applicable To Insuring Clause 7
This Bond does not cover loss resulting directly or indirectly from:
		a.	any transfer, payment, or delivery of Money or Securities:
(1) authorized by an Employee; or
(2) arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured,
whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;
		b.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;
		c.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;
		d.	mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;
		e.	entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or
		f.	entries or changes made at an Electronic Funds Transfer System or a Customer
Communication System by a:
(1) Customer; or
(2) natural person with authorized access to the Customer’s authentication credentials or mechanism.
5	.	Specific Exclusions – Applicable To Insuring Clause 11
This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer
Instruction from a:
(1) Customer; or
(2) natural person with authorized access to the Customer’s verification credentials or mechanism.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

V.				CONDITIONS AND LIMITATIONS
	1	.		Anti-Bundling
If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.
	2	.		Change Or Modification
No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.
If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the
Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.
If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any
Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.
	3	.		Conformity
If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
	4	.		Cooperation Of Assured
At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:
			a.	submit to examination by the Company and subscribe to the same under oath;
			b.	produce for the Company’s examination all pertinent records; and
			c.	cooperate with the Company in all matters pertaining to the loss.
The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.
	5	.		Covered Property
This Bond shall apply to loss of Property:
			a.	owned by the Assured;
			b.	held by the Assured in any capacity; or
			c.	for which the Assured is legally liable.
This Bond shall be for the sole use and benefit of the Assured.
	6	.		Deductible Amount
The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.
There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring
Clause 1.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

7	.	Discovery
This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:
		a.	facts which may subsequently result in a loss of a type covered by this Bond; or
		b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.
8	.	Limit Of Liability
The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:
		a.	the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of
Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;
		b.	if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and
		c.	the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.
9	.	Notice To Company – Proof – Legal Proceedings Against Company
		a.	The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60)
days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.
		b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six
(6) months after such discovery.
		c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.
		e.	This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.
		f.	All such notices shall be given in writing to one of the following addresses:
(1) ChubbClaimsFirstNotice@chubb.com; or
(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505
		g.	All other notices to the Company under this Bond shall be given in writing to the following address:
(1) NA.FinancialLines@chubb.com; or

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

(2) Attn: Chubb Underwriting Department
Chubb
202B Hall’s Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10	.	Other Insurance

		a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1) the Assured;

(2) a Transportation Company; or

(3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

		b.	Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11	.	Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

		a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred
(100%) percent;

		b.	for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss
Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities;
or

		c.	for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12	.	Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:
		a.		first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;
		b.		second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;
		c.		third, to the Assured in satisfaction of the applicable Deductible Amount; and
		d.		fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.
Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.
13	.	Termination
		a.		If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.
		b.		If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities
and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.
		c.		If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:
			i.	shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and
			ii.	within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.
		d.		This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S.
Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.
14	.	Valuation
		a.		Books Of Account Or Other Records
The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.
		b.		Money
Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of
America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.
		c.		Other Property
The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

	d.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

PF-52903 (08/21)

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured				Endorsement Number
JOHNSON MUTUAL FUNDS TRUST				1
Bond Number	Bond Period			Effective Date of Endorsement
J06054596	11-01-2023	to	11-01-2024	11-01-2023
Issued By
Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that:
(1) In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this
Endorsement is/are the other Assured(s) under this Bond.
(2) Schedule of Other Assureds:
Johnson Equity Income Fund
Johnson Growth Fund
Johnson Realty Fund
Johnson International Fund
Johnson Fixed Income Fund
Johnson Municipal Income Fund
Johnson Institutional Short Duration Bond Fund
Johnson Institutional Intermediate Bond Fund
Johnson Institutional Core Bond Fund
Johnson Enhanced Return Fund
Johnson Opportunity Fund
Johnson Core Plus Bond Fund
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-52916 (08/21)

Financial Institution Bond For Asset Managers
Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889

DECLARATIONS Name of Assured: JOHNSON INVESTMENT COUNSEL, INC. Address of Assured: 3777 W. Fork Road Cincinnati, OH 45247

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street,

Suite 2600

Indianapolis, IN 46282

Bond Number: J05928084

ITEM 1.	Bond Period:	From:	11-01-2023
		To:	11-01-2024
At 12:01 A.M. local time at the Address of Assured.

ITEM 2. Aggregate Limit Of Liability: $10,000,000

ITEM 3. Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause		Single Loss Limit Of Liability	Deductible Amount
1.	Dishonesty
	A.	Employee	$10,000,000	$500,000
	B.	Trade or Loan	$10,000,000	$500,000
	C.	ERISA Fraud or Dishonesty	$10,000,000	$0
	D.	Customer’s Capital	$10,000,000	$500,000
2.	On Premises		$10,000,000	$500,000
3.	In Transit		$10,000,000	$500,000
4.	Forgery Or Alteration		$10,000,000	$500,000
5.	Extended Forgery		$10,000,000	$500,000
6.	Counterfeit Money		$10,000,000	$500,000
7.	Electronic and Computer Crime
	A.	Computer System Fraud	$10,000,000	$500,000
	B.	Customer’s Funds Transfer and Social Engineering Fraud	$10,000,000	$500,000
	C.	Assured’s Funds Transfer and Social Engineering Fraud	$10,000,000	$500,000
	D.	Computer Investigations Expense	$250,000	$0
	E.	Computer Extortion	$10,000,000	$500,000
8.	Clamis Expense		$50,000	$0

ITEM 4. Organizations To Be Notified Of Termination:

NOT APPLICABLE

PF-51253D (02/19)	Page 1 of 2

Financial Institution Bond
For Asset Managers

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

PF-51253D (02/19)	Page 2 of 2

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:

Directors and Officers Liability Loss Preventions – #14-01-0035

Directors and Officers Securities Litigation Loss Preventions – #14-01-0448

Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099

Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036

Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line

Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

•	ChubbWorks.com

ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Employment Practices Loss Prevention Guidelines Manual Employment Practices Loss Prevention Guidelines - #14-01-0061

•	Loss Prevention Consultant Services

Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

•	Public Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

•	Private Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)	Page 1 of 2

Fiduciary Liability Loss Prevention Services

•	Fiduciary Liability Loss Prevention Manual

Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

•	Crime/Kidnap, Ransom & Extortion Loss Prevention Manual Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

•	Readings in Health Care Governance Manual Readings in Health Care Governance -#14-01-0788

•	ChubbWorks.com

ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Health Care D&O Loss Prevention Consultant Services Health Care D& O Loss Prevention Consultant Services- #14-01-1164

--------------------

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)	Page 2 of 2

Notice to Policyholders

Insuring Company: Federal Insurance Company

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822. Thank you for insuring through Chubb.

99-10-0460B (08/19)	Page 1 of 1

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic
Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)	Page 1 of 1

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips
Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset Team and the FBI’s assistance seeking return of the wire transfer.

3.	Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4.	Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1.	Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2.	Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3.	Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)	Page 1 of 1

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

•	Foreign agents;
•	Front organizations;
•	Terrorists;
•	Terrorist organizations; and
•	Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB

Customer Support Service Department

436 Walnut Street

PO Box 1000

Philadelphia, PA 19106-3703

1-800-352-4462

PF-17993a (04/20)	Page 1 of 1

Financial Institution Bond For Asset Managers
Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.	INSURING CLAUSES

1.	Dishonesty

A.	Employee

Loss resulting directly from dishonest acts, other than stated in Insuring Clauses 1.B., 1.C., and 1.D., of any Employee, committed alone or in collusion with others, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the Assured to sustain such loss.

B.	Trade or Loan

Loss resulting directly from dishonest acts, other than stated in Insuring Clauses 1.A., 1.C., and 1.D., of any Employee, committed alone or in collusion with others, which arises totally or partially from any:

(1)   Trade; or

(2)  Loan,

which result in improper personal financial gain to such Employee and which acts were committed with the intent to cause the Assured to sustain such loss.

C.	ERISA Fraud or Dishonesty

Loss incurred by an ERISA Plan resulting directly from Fraud or Dishonesty committed by a Plan Official.

D.	Customer’s Capital

Loss of Customer’s Capital resulting directly from dishonest acts of any Employee, other than stated in Insuring Clauses 1.A. and 1.B., committed alone or in collusion with others, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee and which acts were committed with the intent to cause the Customer to sustain such loss.

For the purpose of this Insuring Clause 1, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions, gains on any investments, or other emoluments which have been, are being, or would be received by an Employee.

2.	On Premises

Loss of Property resulting directly from:

a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,

while the Property is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.

PF-51253 (06/19)	Page 1 of 21

Financial Institution Bond For Asset Managers

3.	In Transit

Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:

a.	an armored motor vehicle, including loading and unloading thereof;

b.	the custody of a natural person acting as a messenger of the Assured; or

c.	the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(1)	Written records;

(2)	Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or

(3)	Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.	Forgery Or Alteration

Loss resulting directly from the Assured having, in good faith:

a.	transferred, paid, or delivered any Property; or

b.	established any credit or given any value,

in reliance on any Written and Original:

(1)	Negotiable Instrument (other than an Evidence of Debt);

(2)	Acceptance;

(3)	Withdrawal Order or receipt for the withdrawal of Property;

(4)	Certificate of Deposit;

(5)	Letter of Credit; or

(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,

which

i.	bears a Forgery; or

ii.	is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.	Extended Forgery

Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:

a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:

(1)	Certificated Security;

PF-51253 (06/19)	Page 2 of 21

Financial Institution Bond For Asset Managers

(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3)	Evidence of Debt; or

(4)	Instruction,

which

i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;

ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

iii.	is lost or stolen;

b.	guaranteed in writing or witnessed any signature on any:

(1)	transfer;

(2)	assignment;

(3)	bill of sale;

(4)	power of attorney; or

(5)	endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the Assured or its authorized representative is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6.	Counterfeit Money

Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.

7.	Electronic and Computer Crime

A.	Computer System Fraud

Loss resulting directly from the:

(1)	withdrawal, transfer, payment, or delivery of Property; or

(2)	creation, deletion, debiting, or crediting of an account of the Assured or Customer,

which results directly from a Network Intrusion.

B.	Customer’s Funds Transfer and Social Engineering Fraud

Loss resulting directly from the transfer, payment, or delivery of Property on the faith of a Command purportedly issued by:

(1)	the Customer to the Assured;

(2)	an authorized representative of the Customer to the Assured;

(3)	the Assured to the Customer or authorized representative of the Customer; or

PF-51253 (06/19)	Page 3 of 21

Financial Institution Bond For Asset Managers

(4)	the Assured to a financial institution directing such financial institution to transfer, pay, or deliver Property from any account maintained by such Customer at such financial institution,

but which Command was, in fact, fraudulently issued or fraudulently modified without the Assured’s or Customer’s knowledge.

C.	Assured’s Funds Transfer and Social Engineering Fraud

Loss resulting directly from the transfer, payment, or delivery of an Assured’s Property on the faith of a Command purportedly issued by:

(1)	an employee of a Vendor instructing an Employee to transfer Property or change bank account information of such Vendor;

(2)	an Officer or other Employee who is authorized by the Assured to instruct another Employee to transfer Property; or

(3)	the Assured to a financial institution directing such financial institution to transfer, pay, or deliver Property from an account maintained by such Assured at such financial institution,

but which Command was, in fact, fraudulently issued or fraudulently modified without the knowledge of the Assured or any natural person set forth in (1) and (2) above.

As a condition precedent to coverage under Insuring Clauses 7.C.(1) and 7.C.(2), the Employee acting on the Command must obtain Official Authorization prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Item 3.7.C of the Declarations.

D.	Computer Investigations Expense

Computer Investigations Expenses incurred by the Assured in investigating loss in excess of the applicable Deductible Amount and covered solely under Insuring Clauses 7.A., 7.B., and 7.C.

E.	Computer Extortion

Loss resulting directly from the Assured having surrendered any funds or property to a person other than an Employee, where such person has gained or alleges to have gained unauthorized access to the Assured’s Computer System and threatens to cause the Assured to transfer, pay, or deliver any funds or property using the Assured’s Computer System, provided that before surrendering any funds or property:

(1)	the Assured makes every reasonable effort to conduct and contemporaneously documents an investigation, conducted by a qualified independent security consultant, which provides a reasonable basis for concluding such threat is technologically credible; and

(2)	the Assured contemporaneously reports such threat to the Federal Bureau of Investigation or other law enforcement agency having jurisdiction over such matters and reasonably complies with the recommendations, instructions, or suggestions of such law enforcement agency.

8.	Claims Expense

Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

II.	GENERAL AGREEMENTS

1.	Acquisition Of, Or Merger With, Another Entity

a.	If, during the Bond Period, the Assured acquires or merges with an entity which becomes a Subsidiary, the Company hereby agrees to provide coverage under this Bond, with no additional premium required, for the remainder of the Bond Period, effective on the date the Assured acquires or merges with such Subsidiary, provided that such Subsidiary meets all of the following conditions:

PF-51253 (06/19)	Page 4 of 21

Financial Institution Bond For Asset Managers

(1)	its assets under management shall not exceed ten percent (10%) of the assets under management of the first named Assured at the time of the acquisition or merger; and

(2)	it is not the subject of any current or pending disciplinary action or proceeding by any self-regulatory organization, or any federal, state, or local agency or body, including foreign equivalents, as of the date of the acquisition of which the Assured is aware.

Coverage for any entity the Assured acquires or merges with which becomes a Subsidiary subject to the terms and conditions of this Section 1.a., shall be for loss discovered after the date the Assured acquires or merges with such Subsidiary regardless of whether or not the loss was sustained prior to the date of such acquisition or merger.

b.	If, during the Bond Period, the Assured acquires or merges with an entity that becomes a Subsidiary and such Subsidiary does not meet all of the conditions listed in Section 1.a., or the Assured merges or consolidates with another entity or organization such that the Assured is the surviving entity, then such Subsidiary or merged or consolidated entity shall be an Assured under this Bond for thirty (30) days from the effective date of the acquisition, merger, or consolidation provided the Assured has:

(1)	given the Company written notice of the acquisition, merger, or consolidation prior to the proposed effective date of such transaction;

(2)	obtained the written consent of the Company to extend some or all of the coverage provided by this Bond to such additional exposure; and

(3)	upon obtaining such consent, has paid the Company an additional premium, if requested by the Company.

Coverage for any Subsidiary or merged or consolidated entity described in this Section 1.b., shall be subject to such additional or different terms, conditions, and limitations of coverage as the Company in its sole and absolute discretion may require.

If the Assured fails to give such notice, the Company has not provided written consent to extend some or all of the coverage provided by this Bond to such exposure, the Assured fails to pay the additional premium required by the Company, or the Assured fails to agree to any additional or different terms, conditions, and limitations of coverage required by the Company, as required in this Section 1.b., then there shall be no coverage for such Subsidiary or merged or consolidated entity and coverage shall terminate with respect to any loss discovered after the effective date of such acquisition, merger, or consolidation.

2.	ERISA Plans

A.	Discovery Period

Notwithstanding any other provision in this Bond to the contrary and solely with respect to loss covered under Insuring Clause 1.C., this Bond applies only to loss first discovered by the Assured:

(1)	during the Bond Period; or

(2)	within one year following the termination of this Bond in its entirety (the “Extended Discovery Period”), provided that:

a.	such loss is sustained prior to such termination; and

b.	the Extended Discovery Period shall terminate immediately upon the effective date of any other insurance obtained for an ERISA Plan, which replaces the coverage provided by this Bond for such ERISA Plan in an amount no less than the minimum amount required under ERISA and provides coverage for loss sustained prior to its effective date.

B.	Limit Of Liability

Notwithstanding any provision in this Bond to the contrary, the payment of any loss under this Bond shall not reduce the liability of the Company for loss covered under Insuring Clause 1.C., whenever sustained; provided that:

PF-51253 (06/19)	Page 5 of 21

Financial Institution Bond For Asset Managers

(1)	the total liability of the Company for all loss resulting from any act or any series of acts committed by the same Employee or in which the same Employee is concerned or implicated, regardless of whether such act or series of acts was committed during the Bond Period, will be treated as a Single Loss and the applicable Single Loss Limit Of Liability of this Bond set forth in Item 3 of the Declarations shall apply;

(2)	with respect to a Single Loss sustained by all ERISA Plans, the Single Loss Limit Of Liability applicable to such Single Loss shall in no event be less than the amount of coverage required for such ERISA Plans under ERISA as if each ERISA Plan were insured separately; and

(3)	if the applicable Single Loss Limit Of Liability set forth in Item 3 of the Declarations is insufficient to meet the amount as set forth in Section 2.B.(2), the applicable Single Loss Limit Of Liability set forth in Item 3 of the Declarations shall be amended to meet such amount as set forth in Section 2.B.(2).

C.	Payover

Notwithstanding any provision in this Bond to the contrary, payment by the Company for loss sustained under Insuring Clause 1.C. shall be payable to and held for the benefit of the ERISA Plans sustaining such loss. If such payment is in excess of the amount of coverage required under ERISA for such ERISA Plan, such excess amount shall be held for the use and benefit of any other ERISA Plan sustaining such loss. Payment for loss sustained by two or more ERISA Plans or recovery of commingled Property of two or more ERISA Plans, shall be shared by such ERISA Plans on a pro rata basis in accordance with the amount of coverage required of each such ERISA Plan under ERISA.

3.	Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other Assured shall be conclusively deemed to have consented to and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

4.	Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall notify the Company at the earliest practicable moment, not to exceed sixty (60) days after the Assured receives notice, of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be

PF-51253 (06/19)	Page 6 of 21

Financial Institution Bond For Asset Managers

a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.

5.	Representations Made By Assured

The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.	DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1)	the entity or organization listed under Name of Assured in the Declarations (the “first named Assured”);

(2)	any Subsidiary of such entity or organization;

(3)	any Employee Benefit Plan; or

(4)	any ERISA Plan.

Assured’s Network means:

(1)	the Assured’s Computer System; or

(2)	an Electronic Communication System.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any Customer.

Command means any:

PF-51253 (06/19)	Page 7 of 21

Financial Institution Bond For Asset Managers

(1)	electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;

(2)	telex, or Telefacsimile instruction; or

(3)	Voice Initiated Funds Transfer Instruction.

Computer Investigations Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for computer forensics services to investigate a covered loss. Computer Investigations Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any Customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.

Customer means any organization or natural person that:

(1)	has an account;

(2)	is in the process of opening an account;

(3)	has been informed by, and reasonably believes that, an Employee has opened, or is in the process of opening, an account on their behalf; or

(4)	has, or had, a written agreement to transfer such organization’s or natural person’s funds through the issuance or transmission of a Command,

with the Assured.

Customer’s Capital means Money, Securities, or precious metals owned or held by a Customer. Customer’s Capital does not include cryptocurrencies or any other electronic or digital currency not authorized or adopted by a sovereign government as part of its currency.

Customer Communication System means an:

(1)	online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or

(2)	electronic mailing system hosted by the Assured or by a third party cloud service provider. Electronic Communication System means:

(1)	Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;

(2)	Customer Communication System; or

(3)	any communication system similar to those set forth in (1) and (2) of this definition in which the Assured participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the Assured’s Computer System.

Employee means any natural person:

(1) while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;

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(2)	Officer while in the regular service of an Assured in the ordinary course of such Assured’s business;

(3)	intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;

(5)	employee of an institution merged or consolidated with the Assured prior to the effective date of this Bond while in the regular service of an Assured in the ordinary course of such Assured’s business;

(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or

(7)	employee of a fund administrator for the Assured while performing fund administration services for the Assured,

provided that Employee shall not include any employee of a fund administrator for any Employee Benefit Plan.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee Benefit Plan means any pension or welfare benefit plan sponsored by the Assured for the benefit of its employees or former employees and which existed on or before the inception of this Bond, or which is created or acquired after the inception of this Bond in accordance with General Agreement 1. Employee Benefit Plan shall not include any multi-employer plan.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

ERISA Plan means any Employee Benefit Plan that is subject to ERISA.

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.

Financial Interest in the Assured means:

(1)	with respect to any general partner, the capital interest of such general partner in the partnership, before adjustment for loss covered by this Bond, as determined by an independent auditor as of the close of business on the date of discovery of loss covered by this Bond; and

(2)	with respect to any limited partner, the value of such limited partner’s investment in the Assured.

Forgery means:

(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.

Fraud or Dishonesty means any intentional act of larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or other intentional fraudulent or dishonest act committed by a Plan Official in the handling of ERISA Plan assets. Fraud or Dishonesty shall also include any intentional act of a Plan Official in the handling of ERISA Plan assets that is prohibited by 18 U.S.C. 1954.

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Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

(1)	a description of the issue of which the Uncertificated Security is a part;

(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4)	the date the transfer pledge or release was registered.

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

Investment Holding Company means any entity, including but not limited to, a corporation, trust, limited liability company, limited liability partnership, limited partnership, operating partnership, general partnership, or joint venture which:

(1)	exists solely to hold equity, debt or debenture securities for, or on behalf of, a Private Fund; and

(2)	one or more Assureds have, directly or indirectly, through one or more intermediaries, Management Control.

Investment Holding Company does not mean a Portfolio Company.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Loan means all extensions of credit by the Assured and all transactions creating a creditor or lessor relationship in favor of the Assured, including all purchase and repurchase agreements, and all transactions by which the Assured assumes an existing creditor or lessor relationship.

Manager means, solely with respect to a limited liability company, such entity’s manager, managing member, management committee member or member of the Board of Managers.

Management Control means:

(1)	owning or controlling interests representing more than fifty percent (50%) of the voting, appointment, or designation power for the selection of a majority of: the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors, or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof;

(2)	having the right, pursuant to the written contract or the bylaws, charter, operating agreement, partnership agreement, or similar documents of an entity, for the selection of a majority of: the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors, or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof;

(3)	owning or controlling more than fifty percent (50%) of the outstanding securities, membership units, partnership units, or the equivalent thereof; or

(4)	having the rights and obligations, directly or indirectly, to direct or cause the direction of the management and policies of an entity for the benefit of an Assured, including, but not limited to, a Private Fund, whether through ownership, by contract or other agreement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

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Financial Institution Bond For Asset Managers

(1)	signed by the maker or drawer;

(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.

Network Intrusion means the:

(1)	unauthorized access; or

(2)	entry of an unauthorized application or software program,

into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.

Officer means any natural person who is a:

(1)	duly elected or appointed director, officer, trustee, human resources manager, risk manager, in-house general counsel, or in-house compliance manager of the Assured;

(2)	duly elected or appointed Manager of the Assured; or

(3)	Partner or principal of the Assured.

Official Authorization means a valid handwritten signature of at least two Employees, or an electronic record of entry and approval into a wire transfer system, accounting system, or similar system which is capable of maintaining and reproducing an audit trail which demonstrates that at least two Employees approved a transaction within their authority, provided that:

(1)	a Forgery shall not be deemed an Official Authorization; and

(2)	an Official Authorization shall not include a typed name in any form (including but not limited to e-mail, letterhead or pre-printed material), but shall include electronic reproductions of handwritten signatures in any form.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Partner means any general partner, managing general partner, administrative general partner, venture partner or limited partner of the Assured who is also employed by the Assured.

Plan Official means any natural person fiduciary, administrator, or manager of an ERISA Plan who is an Employee as set forth in (1) and (2) of the definition of Employee. Plan Official does not include any administrator or manager who is an independent contractor of any ERISA Plan.

Portfolio Company means any entity in which one or more Investment Holding Companies or Private Funds own or control equity securities, outstanding debt or debentures and which:

(1)	produces, sells or leases tangible products to others, or intends to produce, sell or lease tangible products to others;

(2)	provides or intends to provide services to others; or

(3)	owns, leases or intends to own or lease real property, mineral rights or any similar rights.

Private Fund means any pooled investment vehicle exempted from registration under the Investment Company Act of 1940 of which an Assured has Management Control.

Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument, Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious

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metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.

Property does not include electronic data, cryptocurrencies or any other electronic or digital currency not authorized or adopted by a sovereign government as part of its currency.

Racketeering means such activity as defined in 18 U.S.C. 1961 et seq., as amended.

Securities means either Certificated Securities or Uncertificated Securities.

Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:

(1)	any one act of burglary, robbery or attempt at either, in which no Employee is implicated;

(2)	any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;

(3)	all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4)	any one event not specified in (1), (2) or (3) of this definition.

Subsidiary means any entity or organization:

(1)	of which the Assured has, either directly or through one or more intermediaries, Management Control;

(2)	that is an Investment Holding Company; or

(3)	that is a Private Fund,

and which exists at the inception of the Bond Period, or which is formed or acquired during the Bond Period by an existing Assured in accordance with General Agreement 1.

Subsidiary does not mean a Portfolio Company.

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Trade means any purchase, exchange, or sale transaction of Property in an Assured’s account with or without the Assured’s knowledge or consent.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Vendor means any entity or natural person that has provided specialized investment advice or other goods and services to the Assured pursuant to a written agreement. Vendor does not include any Customer, custodian, broker/dealer, administrator, property manager, counter-party, financial institution, or any similar entity.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer to another financial institution of funds in a Customer’s account and which are:

(1) made over a telecommunications device; and

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Financial Institution Bond For Asset Managers

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.	EXCLUSIONS

1.	General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.	riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.	the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e.	all costs, fees and expenses incurred by the Assured:

(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 7.D. or 8; or

(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.	indirect or consequential loss of any nature, except for loss covered under Insuring Clause 7.D. or 8. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

g.	any violation by the Assured or by any Employee:

(1)	of any law regulating:

i.	the issuance, purchase or sale of securities;

ii.	securities transactions on security or commodity exchanges or the over the counter market;

iii.	investment companies; or

iv.	investment advisors; or

(2)	of any rule or regulation made pursuant to any such law;

h.	the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or

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Financial Institution Bond For Asset Managers

health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act covered under Insuring Clause 1.C. or any other act otherwise covered under this Bond;

i.	fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information, except for loss covered under Insuring Clause 7.D.;

j.	any actual or alleged:

(1)	representation or advice; or

(2)	warranty or guarantee as to the performance of any investment;

k.	liability resulting from disclosure of or acting on material nonpublic information;

l.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

m.	trading in a Customer’s account, whether or not authorized, except for loss covered under Insuring Clause 1.C., 1.D., or 7.B.;

n.	the acts of any natural person or entity engaged by the Assured to perform data processing services;

o.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7.A.;

p.	a threat or series of threats to:

(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or

(2)	modify, damage, destroy, delete, or corrupt any application or software program within the Assured’s Computer System, except for loss covered under Insuring Clause 7.E.;

q.	costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat, except for loss covered under Insuring Clause 7.D.;

r.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System; or

s.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program.

2.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a.	the acts of an Employee, except for loss covered under:

(1)	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

(2)	Insuring Clause 7.B.(1), 7.B.(2), 7.B.(3), 7.C.(1), or 7.C.(2);

b.	the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b. or 7.E.;

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Financial Institution Bond For Asset Managers

c.	payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;

d.	any Uncertificated Security, except for loss covered under Insuring Clause 7.A.;

e.	the loss of Property while:

(1)	in the mail;

(2)	in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or

(3)	located on the premises of an armored motor vehicle operator;

f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;

g.	the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;

h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;

i.	the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;

j.	items of deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud;

k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or

l.	the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

3.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a.	the complete or partial non-payment of or default on any Loan whether such Loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7;

c.	any counterfeit, except for loss covered under Insuring Clause 6; or

d.	any trade, except for loss covered under Insuring Clause 7.

4.	Specific Exclusions – Applicable To Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from the dishonest acts of any Employee which cause an ERISA Plan to sustain a loss, except for loss covered under Insuring Clause 1.C.

5.	Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a.	any Command issued by a Customer or an authorized representative of the Customer;

b.	any transfer, payment, or delivery of Property: (1) authorized by an Employee; or

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Financial Institution Bond For Asset Managers

(2)	arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses. This Exclusion 5.b., however, shall only apply to Insuring Clause 7.A.;

c.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;

d.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent. This Exclusion 5.d., however, shall only apply to Insuring Clauses 7.C.(1) and 7.C.(2);

e.	mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;

f.	entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network. This Exclusion 5.f., however, shall only apply to Insuring Clause 7.A.; or

g.	entries or changes made at a Customer Communication System by a:

(1)	Customer; or

(2)	natural person with authorized access to the Customer’s authentication credentials or mechanism.

V.	CONDITIONS AND LIMITATIONS

1.	Anti-Bundling

If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2.	Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

3.	Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4.	Cooperation Of Assured

At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:

a.	submit to examination by the Company and subscribe to the same under oath;

b.	produce for the Company’s examination all pertinent records; and

c.	cooperate with the Company in all matters pertaining to the loss.

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The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5.	Covered Property

This Bond shall apply to loss of Property:

a.	owned by the Assured;

b.	held by the Assured in any capacity; or

c.	for which the Assured is legally liable.

This Bond shall be for the sole use and benefit of the Assured.

6.	Deductible Amount

The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 3 of the Declarations. The Deductible Amount is in addition to the Financial Interest in the Assured.

7.	Discovery

This Bond applies only to loss first discovered by an Officer during the Bond Period. Discovery occurs at the earlier of an Officer learning of:

a.	facts which may subsequently result in a loss of a type covered by this Bond; or

b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount or the Financial Interest in the Assured, or the exact amount or details of loss may not then be known.

8.	Limit Of Liability

A.	Aggregate Limit Of Liability

The Company’s total cumulative liability for all Single Loss of all Assureds discovered during the Bond Period shall not exceed the Aggregate Limit Of Liability as stated in Item 2 of the Declarations. Each payment made under the terms of this Bond shall reduce the unpaid portion of the Aggregate Limit Of Liability until it is exhausted.

On exhausting the Aggregate Limit Of Liability by such payments:

(1)	the Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company; and

(2)	the Company shall have no obligation under General Agreement 4 to continue the defense of the Assured, and on notice by the Company to the Assured that the Aggregate Limit Of Liability has been exhausted, the Assured shall assume all responsibility for its defense at its own cost.

The unpaid portion of the Aggregate Limit Of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Section 12., Subrogation – Assignment – Recovery. In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the Aggregate Limit Of Liability.

B.	Single Loss Limit Of Liability

The Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 3 of the Declarations or the unpaid portion of the Aggregate Limit Of Liability, whichever is less. If a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability.

9.	Notice To Company – Proof – Legal Proceedings Against Company

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Financial Institution Bond For Asset Managers

a.	The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 3 of the Declarations.

b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e.	This bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.

f.	All such notices shall be given in writing to one of the following addresses:

(1)	ChubbClaimsFirstNotice@chubb.com; or

(2)	Attn: Chubb Claims Department

Chubb

P.O. Box 5122

Scranton, PA 18505

g.	All other notices to the Company under this Bond shall be given in writing to the following address:

(1)	NA.FinancialLines@chubb.com; or

(2)	Attn: Chubb Underwriting Department

Chubb

202B Hall’s Mill Road

Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10.	Other Insurance

a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1)	the Assured;

(2)	a Transportation Company; or

(3)	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

b.	Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11.	Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

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Financial Institution Bond For Asset Managers

b.	for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities; or

c.	for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12.	Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:

a.	first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit Of Liability or Aggregate Limit Of Liability;

b.	second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;

c.	third, to the Assured in satisfaction of the applicable Deductible Amount; and

d.	fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13.	Termination

a.	This Bond terminates as an entirety on the earliest occurrence of any of the following:

(1)	ten (10) days after the receipt by the first named Assured of a written notice from the Company of its decision to cancel this Bond for non-payment of premium;

(2)	immediately on the receipt by the Company of a written notice from the first named Assured of its decision to terminate this Bond;

(3)	immediately on the appointment of a trustee, receiver, liquidator or similar official to act on behalf of the first named Assured, or the taking over of the first named Assured by state or federal officials;

(4)	immediately on the dissolution of the first named Assured;

(5)	immediately on the acquisition of the first named Assured, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the first named Assured into or with another entity such that the first named Assured is not the surviving entity;

(6)	immediately on exhausting the Aggregate Limit Of Liability; or

(7)	immediately on expiration of the Bond Period.

PF-51253 (06/19)	Page 19 of 21

Financial Institution Bond For Asset Managers

b.	This Bond terminates as to any Assured, other than the first named Assured, on the earliest occurrence of any of the following:

(1)	immediately on the appointment of a trustee, receiver, liquidator or similar official to act on behalf of such Assured, or the taking over of such Assured by state or federal officials;

(2)	immediately on the dissolution of such Assured;

(3)	immediately on the acquisition of such Assured, or of all or substantially all of its assets, by another entity, or the merger or consolidation of such Assured into or with another entity such that such Assured is not the surviving entity; or

(4)	immediately on the first named Assured, either directly or through one or more Subsidiaries, ceasing to have Management Control of such Assured.

With respect to Sections 13.a. and b., termination of this Bond as to any Assured terminates liability for any loss sustained by such Assured which is discovered after the effective date of such termination.

c.	This Bond terminates as to any Employee:

(1)	immediately upon any Officer not acting in collusion with such Employee, discovering that such Employee committed a dishonest or fraudulent act, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity;

(2)	for whom coverage under a prior Bond has been terminated, unless such coverage is reinstated in writing; or

(3)	fifteen (15) days after the receipt by the Assured of a written notice from the Company of its decision to terminate this Bond as to any Employee.

Such termination, however, is without prejudice to the loss of any Property then in transit in the custody of such Employee.

Termination as to any Employee shall not apply if the dishonest act occurred prior to the employment with the Assured and involved less than $25,000.

Termination of this Bond as to any Employee terminates liability for any loss caused by a dishonest act committed by such Employee after the effective date of such termination.

d.	The Company will mark its records to indicate that the organizations named in Item 4 of the Declarations are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any Employee, whether such termination is effected by notice from the Assured or by the Company. The Company will use its best efforts to so notify such organizations, but failure to so notify shall not impair or delay the effectiveness of such termination.

14.	Valuation

a.	Books Of Account Or Other Records

The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.

b.	Loan

The value of any loss or that portion of any loss resulting from a Loan shall be the amount actually disbursed by the Assured to a borrower under such Loan reduced by all principal, interest, and fees received by the Assured in connection with such Loan.

c.	Money

PF-51253 (06/19)	Page 20 of 21

Financial Institution Bond For Asset Managers

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

d.	Other Property

The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

e.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed at by agreement of the parties.

f.	Set-Off

(1)	Any loss covered under Insuring Clause 1.A. or 1.B. shall be reduced by a set-off consisting of any amount owed to any Employee who caused the loss, or conspired to cause the loss, whether or not assigned to another.

(2)	Any loss covered under Insuring Clause 1.A. or 1.B. resulting directly from the dishonest acts of a general partner or limited partner shall be reduced by such general partner’s or limited partner’s Financial Interest in the Assured. Solely with respect to such loss caused by a general partner, however, if such set-off results in an amount that is not sufficient to enable the Assured to meet its obligations to:

i.	its Customers; or

ii.	limited partners other than such general partner,

then the Financial Interest in the Assured of such general partner shall be reduced in an amount necessary, or eliminated if need be, to enable the Assured upon payment of loss under this Bond to meet such obligations, but only to the extent that such payment will not accrue any benefit to such general partner.

g.	Trade

The value of any loss or that portion of any loss resulting from a trade shall be reduced by the amount of commission and other amounts received by the Assured as a result of such trade.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that any United States trade or economic sanctions law or any other similar United States law prohibits the Company from providing such coverage.

PF-51253 (06/19)	Page 21 of 21

AMEND NOTICE TO COMPANY (ADDRESS) ENDORSEMENT

Named Insured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 1
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Financial Institution Bond For Asset Managers

In consideration of the premium charged, it is agreed that Section 9., Notice To Company – Proof – Legal Proceedings Against Company, of the Conditions and Limitations is amended by deleting paragraphs f. and g. and replacing with the following:

f.	All such notices shall be given in writing to one of the following addresses:

(1)	ChubbClaimsFirstNotice@chubb.com; or

(2)	Attn: Chubb Claims Department Chubb Group of Insurance Companies P.O. Box 5105

Scranton, PA 18505-0518

g.	All other notices to the Company under this Bond shall be given in writing to the following address:

(1)	NA.FinancialLines@chubb.com; or

(2)	Attn: Chubb Underwriting Department Chubb Group of Insurance Companies 202B Hall’s Mill Road

Whitehouse Station, NJ 08889

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-316481 (12/20)	Page 1 of 1

ERISA AMENDATORY ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 2
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Financial Institution Bond For Asset Managers

In consideration of the premium charged, it is agreed that:

1.	Solely with respect to loss sustained by any ERISA Plan, General Agreement 3., Joint Assured, is amended to delete the final sentence thereof in its entirety.

2.	The Definition of Plan Official is deleted in its entirety and replaced with the following:

Plan Official means any natural person while in the service of any Assured who is required to be bonded by Title 1 of ERISA, including:

(1)	a fiduciary;

(2)	a trustee;

(3)	an administrator;

(4)	an officer;

(5)	any other natural person who handles ERISA Plan assets; or

(6)	any natural person described in (1) through (5) above during a period not exceeding sixty (60) days following the termination of such natural person’s service with the Assured,

provided that Plan Official shall not include any independent contractor, or any agent, broker, factor, commission merchant, consignee, or representative of the same general character or employee thereof.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-344354 (05/22)	Page 1 of 1

AUDIT EXPENSE ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 3
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Audit Expense	$50,000	$0

(2)	The following Insuring Clause is added: 9. Audit Expense

Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.A. or 1.B.

(3)	The following Definition is added:

Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by state or federal supervisory authorities to be conducted either by such authorities or by independent accountants. Audit Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any Customer.

(4)	General Exclusions – Applicable To All Insuring Clauses, is amended by deleting Exclusion 1.e. and 1.f. and replacing with the following:

e.	all costs, fees and expenses incurred by the Assured:

(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 7.D., 8, or 9; or

(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.	indirect or consequential loss of any nature, except for loss covered under Insuring Clause 7.D., 8, or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

PF-51453 (05/19)	Page 1 of 2

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-51453 (05/19)	Page 2 of 2

CREDIT CARD COVERAGE ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 4
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Credit Card	$10,000	$5,000

(2)	The following Insuring Clause is added: 10. Credit Card

Loss resulting directly from Forgery, or fraudulent material alteration, of any Written instrument required in conjunction with any credit card issued to the Assured, provided that:

a.	the Assured shall be legally liable to the issuer of such credit card for such loss; and

b.	all provisions, conditions, and other terms under which such credit card shall have been issued shall be fully complied with.

(3)	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1, is amended by deleting Exclusion 2.c. and replacing with the following:

c.	payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Assured at the time of such payment or withdrawal, or except for loss covered under Insuring Clause 1 or 10.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

PF-51458 (05/19)	Page 1 of 1

CREDIT CARD COVERAGE ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 5
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR ASSET MANAGERS

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Credit Card	$10,000	$5,000

The following Insuring Clause is added:

10. Credit Card

Loss resulting directly from Forgery, or fraudulent material alteration, of any Written instrument required in conjunction with any credit card issued to the Assured, provided that:

a.	the Assured shall be legally liable to the issuer of such credit card for such loss; and

b.	all provisions, conditions, and other terms under which such credit card shall have been issued shall be fully complied with.

(2)	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1, is amended by deleting Exclusion 2.c. and replacing with the following:

c.	payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal, or except for loss covered under Insuring Clause 10;

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-51458 (12/20)	Page 1 of 1

ASSURED’S FUNDS TRANSFER AND

SOCIAL ENGINEERING FRAUD ENDORSEMENT

(WITHOUT OFFICAL AUTHORIZATION SUBLIMIT)

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 6
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Assured’s Funds Transfer and Social Engineering Fraud Without Official Authorization Sublimit	$500,000	$500,000

(2)	Insuring Clause 7.C. is amended to include the following:

If the condition precedent to coverage is not met, a Without Official Authorization Sublimit shall apply, subject to other terms, conditions, and limitations of this Bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

PF-51463 (02/2019)	Page 1 of 1

REWARD EXPENSE ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 7
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR ASSET MANAGERS

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Reward Expense	$25,000	$0

(2)	The following Insuring Clause is added:

Reward Expense

Reward Expenses incurred by the Assured.

(3)	The following Definition is added:

Reward Expenses means reasonable funds paid by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for information leading to the capture or apprehension of any persons who, while this Bond is in effect, shall have robbed any of the Assured’s messengers, or robbed or burglarized any of the Assured’s premises, or shall have made an attempt thereat. Reward Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any Customer.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-51470 (12/20)	Page 1 of 1

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 8
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Stop Payment Order	$1,000,000	$500,000

(2)	The following Insuring Clause is added:

Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the Assured being legally liable to pay compensatory damages for:

a.	complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or

b.	refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.

(3)	The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a.	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b.	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c.	discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

PF-51473 (02/19)	Page 1 of 1

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 9
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Unauthorized Signature	$1,000,000	$500,000

(2)	The following Insuring Clause is added: Unauthorized Signature

Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

PF-51474 (02/19)	Page 1 of 1

UNCOLLECTIBLE ITEMS OF DEPOSIT ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 10
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 3., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Uncollectible Items of Deposit	$1,000,000	$500,000

(2)	The following Insuring Clause is added: 15. Uncollectible Items of Deposit

Loss resulting directly from the Assured having credited a Customer account on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.	redemptions or withdrawals to be permitted;

b.	shares to be issued; or

c.	dividends to be paid,

from a Customer account.

As a condition precedent to coverage under this Insuring Clause 15, the Assured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.

(3)	The following Definition is added:

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

(4)	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1, is amended by adding the following Exclusion:

Items of Deposit which are not finally paid for any reason, except for loss covered under Insuring Clause 15.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

PF-51475 (02/19)	Page 1 of 2

All other terms, conditions and limitations of this Bond shall remain unchanged

PF-51475 (02/19)	Page 2 of 2

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured JOHNSON INVESTMENT COUNSEL, INC.				Endorsement Number 11
Bond Number J05928084	Bond Period 11-01-2023	to	11-01-2024	Effective Date of Endorsement November 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR ASSET MANAGERS

In consideration of the premium charged, it is agreed that:

(1)	In addition to the first named Assured, any entity(ies) or organization(s) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)	Schedule of Other Assureds: Johnson Charitable Gift Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-52984 (12/20)	Page 1 of 1